                                   SCHEDULE TO

          TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) or 13(e)(1) OF
                       THE SECURITIES EXCHANGE ACT OF 1934

                     THE PNC FINANCIAL SERVICES GROUP, INC.
                            (Name of Subject Company)

                     THE PNC FINANCIAL SERVICES GROUP, INC.
                       (Name of Filing Person, the Issuer)

    Fixed/Adjustable Rate Noncumulative Preferred Stock, Series F, par value
                         $1.00 per share (Title of Class of Securities)

                                    693475709
                      (CUSIP Number of Class of Securities)

                              Robert L. Haunschild,
                Senior Vice President and Chief Financial Officer
                     THE PNC FINANCIAL SERVICES GROUP, INC.
                                  One PNC Plaza
                                249 Fifth Avenue
                            Pittsburgh, PA 15222-2707
                                 (412) 762-5770
                  (Name, address and telephone number of person
               authorized to receive notices and communications on
                            behalf of filing persons)

                                 with a copy to:

                               Steven Kaplan, Esq.
                                 Arnold & Porter
                            555 Twelfth Street, N.W.
                           Washington, D.C. 20004-1206
                                 (202) 942-5998

                          William P. Rogers, Jr., Esq.
                             Cravath, Swaine & Moore
                                825 Eighth Avenue
                             New York, NY 10019-7475
                                 (212) 474-1270

                            Calculation of Filing Fee

Transaction Value (1)                                   Amount of Filing Fee
---------------------                                   --------------------
  $302,100,000                                               $60,420

(1) Calculated solely for purposes of determining the filing fee, based on the purchase of 6,000,000 shares of Fixed/Adjustable Rate Noncumulative Preferred Stock, Series F of The PNC Financial Services Group, Inc. at the tender offer purchase price of $50.35 per share.

[ ] Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

         Amount Previously Paid: N/A
         Form or Registration Number: N/A
         Filing Party: N/A
         Date Filed: N/A

[ ] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

[ ]   third party tender offer subject to Rule 14d-1.

[X]   issuer tender offer subject to Rule 13e-4.

[ ]   going-private transaction subject to Rule 13e-3.

[ ]   amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: [ ]

         This Tender Offer Statement on Schedule TO relates to the commencement by The PNC Financial Services Group, Inc., a Pennsylvania corporation ("PNC"), of its offer to purchase all of the outstanding shares of its Fixed/Adjustable Rate Noncumulative Preferred Stock, Series F, par value $1.00 per share, (or such lesser number of shares as are validly tendered) at a price of $50.35 per share, plus accrued and unpaid dividends up to but not including the payment date, net to the seller in cash, upon the terms and subject to the conditions set forth in PNC's Offer to Purchase dated March 6, 2001 (the "Offer to Purchase"), a copy of which is attached hereto as Exhibit (a)(1), and in the related Letter of Transmittal, a copy of which is attached hereto as Exhibit
(a)(2).

         The information in the Offer to Purchase, including all Exhibits thereto, is hereby incorporated by reference in response to all the items of this Schedule TO, except as otherwise set forth below.

Item 10. Financial Statements

         The consideration in the Offer consists solely of cash. The Offer is not subject to any financing condition and the Offer is for all outstanding securities of the subject class. Therefore, pursuant to Instruction 2 to Item 10 of Schedule TO, financial statements of PNC are not material and are not required.

Item 12. Exhibits.

The following exhibits are submitted herewith:

         (a)(1)(A)    Offer to Purchase dated March 6, 2001.

         (a)(1)(B)    Letter of Transmittal.

         (a)(1)(C) Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.

         (a)(2)       None.

         (a)(3)       None.

         (a)(4)       None.

         (a)(5)(A) Form of letter to Brokers, Dealers, Commercial Banks, Trust Companies and other Nominees.

         (a)(5)(B) Form of Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and other Nominees.

         (a)(5)(C)    Form of Press Release dated March 6, 2001.

         (b)          None.

         (c)          None.

         (d)          None.

         (e)          None.

         (f)          None.

         (g)          None.

         (h)          None.


Item 13. Information required by Schedule 13E-3.

         Not applicable.

                                    SIGNATURE

         After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:    March 6, 2001

                                          THE PNC FINANCIAL SERVICES GROUP, INC.


                                          By:  /s/ Robert L. Haunschild
                                                   --------------------
                                                   Robert L. Haunschild
                                                   Senior Vice President and
                                                   Chief Financial Officer